MARK N. SCHNEIDER

A PROFESSIONAL CORPORATION

ATTORNEY AT LAW	4764 SOUTH 900 EAST, SUITE 3-C SALT LAKE CITY, UTAH 84117	TELEPHONE: (801) 263-3576 FACSIMILE: (801) 685-0949

August 10, 2009

VIA EDGAR

Mr. Daniel Morris

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	Wasatch Food Services, Inc.
Amendment No. 2 to Registration Statement on Form 10
Filed August 10, 2009
SEC File No. 000-53672

Dear Mr. Morris:

This firm is acting as legal counsel to Wasatch Food Services, Inc. (the “Company”) in connection with the above-referenced filing. In response to the Staff's comments as set forth in your July 29, 2009 letter to the Company, the Company is filing Amendment No. 2 to the registration statement concurrently with the transmittal of this letter.

For the convenience of the Staff in reviewing Amendment No. 2, the comments from your letter are quoted below and are followed in each case by the Company's response thereto. To the extent the responses contain references to page numbers, those references are to the printed page numbers at the bottom of each page of Amendment No. 2.

Item 1. Business, page 2

BAJ1Q® Mexican Grill Franchise, page 3

1.

Refer to our previous comment 10. Please explain to us and further revise your disclosure to indicate why it was necessary to create a new legal entity separate from Bajio-Idaho, under common control due to Mr. Pea's involvement and Ms. Overton's relationship with Mr. Overton, to begin franchise operations. That is, please explain why Bajio-Idaho LLC did not exercise these rights.

Response: Change made, pages 3-4. The second paragraph of the section captioned “Item 1. Business: The Area Development Agreement” has been expanded to explain the rationale for transferring the development rights to a new corporation, which the founders believed would facilitate their future fund raising efforts.

Daniel Morris

U.S. Securities and Exchange Commission

August 10, 2009

Item 1 A. Risk Factors, page 8

2.

Refer to the second item on the above referenced page, beginning "We were incorporated in December 2006 ...." The net loss for fiscal 2007 appears to be $97,118. Please revise or advise. Please recheck the numerical balances presented on page 9 of your filing for accuracy as well.

Response: Changes made, pages 8-9. The numerical balances have been updated to be consistent with the restated financial statement balances.

Liquidity and Capital Resources, page 16

3.

We note your response to our prior comment 34. Please revise the liquidity section as well to disclose that you do not believe you currently have adequate funds to meet your obligations for the next twelve months.

Response: Change made, pages 17 and 18.

4.

Refer to your discussions of investing activities and financing activities on page 17. It appears that your discussions of fiscal 2007 have not been revised to be consistent with the restated financial statement balances. We refer, in particular, to the $25,000 "distribution." Please revise accordingly.

Response: Changes made, page 17. The figures have been updated to be consistent with the restated financial statement balances.

Item 10. Recent Sales of Unregistered Securities, page 25

5.	We note your response to our prior comment 43; however, we are unable to locate all the Forms D that correspond to your private placements. Please advise.

Response: The Forms D filed on May 9, 2007 and September 8, 2008, respectively, are included on the Edgar System as the Company’s initial paper filings. However, the Form D filed on January 16, 2007, is not included on the Edgar System and I assume that is the report you have been unable to locate. The Company’s files include a copy of the Form D dated January 8, 2007 together with a copy of a Federal Express label and tracking information indicating that the report was delivered to the SEC on January 16, 2007 and signed for by T. Crawford, Receptionist, Front Desk. I am sending hard copies of such documents to J. Nolan McWilliams as supplemental information under cover of a copy of this letter.

General

6.	Please update your financial statements to comply with Rule 3-12 of Regulation S-X.

Response: Financial statements as of March 31, 2009 and 2008 and for the three month periods then ended were included in Amendment No. 1 and the Form 10 Registration Statement automatically became effective on July 14, 2009. Based on my discussions with the staff, it is my understanding that since Amendment No. 2 is being filed prior to the August 14, 2009 due date for the Company’s June 30, 2009 10-Q, the June 30, 2009 interim financial statements should be filed under cover of the Company’s second quarter 10-Q and need not be included in Amendment No. 2 to the Form 10.

Daniel Morris

U.S. Securities and Exchange Commission

August 10, 2009

In addition to responding to the specific comments set forth above, the Company has made changes to the registration statement to update certain information, to correct typographical errors, to add additional disclosure, and to make conforming changes throughout the document.

Thank you for your assistance in this matter. If you have any questions or require any additional information, please telephone the undersigned at (801) 263-3576, or send an email message to mnschneider@mnslaw.net.

Sincerely,

/s/ Mark N. Schneider

Mark N. Schneider

cc:	Wasatch Food Services, Inc.
J. Nolan McWilliams, U.S. Securities and Exchange Commission
HJ & Associates, LLC